CUTLER LAW GROUP

M. Richard Cutler, Esq

Corporate Securities Law

M Gregory Cutler, Esq.

Admitted in California & Texas

Admitted in Florida

December 12, 2011

Stephen Krikorian, Accounting Branch Chief

Evan S. Jacobson, Staff Attorney

Mark P. Shuman, Branch Chief – Legal

Melissa Walsh, Staff Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:

Competitive Technologies, Inc.

Form 10-K/A for the Fiscal Year Ended July 31, 2010

Filed September 15, 2011

File No. 001-08696

Post-Effective Amendment to Form S-8 Filed November 1, 2011

File No. 333-176389

Gentlemen and Ladies:

We are in receipt of your correspondence dated November 17, 2011, and addressed to Johnnie D. Johnson, Chief Executive Officer and Chief Financial Officer of the Company.  This letter includes responsive comments to your letter.  As a courtesy, we have attached to this letter a PDF copy of the responsive filings marked to show changes from the original filings.

The responses contained herein correspond in Part and Number to the comments in your letter of November 17, 2011.  Any page numbers reflect the page numbers in the PDF copies filed simultaneously herewith.

1.

We reissue prior comment 7; you did not incorporate by reference all of your current reports on Form 8-K filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your fiscal year ending July 31, 2010. See Item 3(b) of Form S-8. Please file an amended Form S-8 that incorporates by reference from all required filings.

We have filed Amendment No. 3 to the Form S-8 listing all Forms 8-K since July 31, 2010.  The additional Forms 8-K appear on page 3 of the filing.

* * *

3355 W. Alabama St. Suite 1150

Tel (713) 888-0040

Houston, Texas 77098

www.cutlerlaw.com

Fax (800) 836-0714

CUTLER LAW GROUP

Thank you for your time and attention to this matter.  Please do not hesitate to contact us should you need anything further.

Best Regards,

/s/ M. Richard Cutler

M. Richard Cutler

Cutler Law Group

3355 W. Alabama St. Suite 1150

Tel (713) 888-0040

Houston, Texas 77098

www.cutlerlaw.com

Fax (800) 836-0714